KANE KESSLER, P.C. 600 THIRD AVENUE, 35th FL NEW YORK, NEW YORK 10016-1901 TEL 212.541.6222 FAX 212.245.3009 WWW.KANEKESSLER.COM DIRECT CONTACT 212-519-5103

EMAIL ADDRESS
rlawrence@kanekessler.com

July 27, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.
Registration Statement on Form S-1
Submitted July 12, 2021
File No. 333-257849

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 20, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”) via the EDGAR system today. For the Staff’s reference, we are providing the Staff with both a clean copy of the Amendment No. 1 to the Registration Statement and a copy marked to show all changes from the version of the Registration Statement filed on July 12, 2021.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 12, 2021), all page references herein correspond to the marked pages of Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

July 27, 2021

Form S-1 filed July 12, 2021

Dilution, page 32

1. Please explain how you calculated the historical net tangible book value as of March 31, 2021 of $185,190,000 as that appears to be your amount of total assets less goodwill and intangible assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Registration Statement to reflect a historical net tangible book value as of March 31, 2021 of ($99.3) million.

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Very truly yours,

Kane Kessler, P.C.

By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:

Warren B. Kanders, Cadre Holdings, Inc.

Robert E. Buckholz, Sullivan & Cromwell LLP

Ekaterina Roze, Sullivan & Cromwell LLP